MEMORANDUM
TO:	Ken Ellington Financial Analyst U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	March 18, 2014
SUBJECT:
Response to Comments to the Certified Shareholder Report filed on Form N-CSR on December 30, 2013 for Curian Series Trust (“CST” or “Registrant”)
File Nos: 333-170606 and 811-22495 (the “Annual Report”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments received via telephone on March 7, 2014 to the Annual Report.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

(a)
Please confirm that the concentrations of investments in Financials for the Curian/WMC International Equity Fund and the Curian/PIMCO Income Fund are adequately addressed in the risk disclosure provided in the Funds’ prospectus.

RESPONSE: The Registrant has confirmed with both Pacific Investment Management Company LLC and Wellington Management Company, LLP, the sub-advisers for both Funds, that the risk disclosure included in the prospectus sufficiently addresses the concentrations of investments in Financials for each Fund.

(b)
Please confirm for the Curian/WMC International Equity Fund that the expenses of the Fund due to its investments in ETFs are not disclosed as Acquired Fund Fees and Expenses because the expenses are less than 0.01%.

RESPONSE: Under N-1A, Item 3, Instruction 3(f)(i), in the event that fees and expenses incurred indirectly by a Fund as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent of average net assets of the Fund, the Fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of this requirement.  Therefore, the Registrant confirms that the expenses of the Fund investing in ETFs were less than 0.01% and have been included under the subcaption “Other Expenses.”

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the above does so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:           File

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 236-3911  email: diana.gonzalez@jackson.com